September 12, 2011

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	OceanFreight Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 14, 2011 File No. 001-33416

Dear Ms. Blye:

By letter dated August 22, 2011, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments to the Annual Report on Form 20-F of OceanFreight Inc. (the "Company") for the fiscal year ended December 31, 2010.  The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 4
If our vessels call on ports located in countries that are subject to sanctions..., page 11

1.
We note the disclosure that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and identified by the United States government as state sponsors of terrorism. In future filings, please identify the countries in which your vessels may call that are identified by the U.S. as state sponsors of terrorism.

In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently identified by the U.S. Department of State as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments including the payment of port charges to authorities.

The Company confirms that it will include disclosure in future filings in response to this comment.

The Company advises the Staff that during the fiscal years ended December 31, 2008, 2009 and 2010 and subsequent interim period through and including June 30, 2011, to its best knowledge, the only contacts with Iran, Syria, Sudan or Cuba were indirect contacts, through unaffiliated charterers, involving three of its vessels (the M/V Austin, the M/V Helena and the M/V Pierre).  The M/V Austin, the M/V Helena and the M/V Pierre called on Iran once during December 2008, March 2011 and March 2010, respectively, each while under a charter to an unaffiliated third party.  Under the terms of the respective charter agreements, the charterer (not the Company) directed the vessels to the loading and discharge ports and was responsible for the payment of the related port charges to authorities, and the cargo involved was that of the shipper/receiver, not of the Company.  The M/V Helena transported grain products and the M/V Austin and the M/V Pierre transported iron ore on the voyages described in this paragraph.  In addition, the M/V Helena called on Iran in August 2008 to only take on bunkers at the direction and for the account of the charterer.

The Company has not had, and does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and has not provided and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries.  The Company is unable to verify if its charterers have any agreements, or intend to enter any agreements, with these governments or entities controlled by these governments as this information is not available to it.

2.	Please tell us whether SK Shipping Europe is one of the significant customers you discuss on page 13.

The Company advises the Staff that SK Shipping Europe is not one of the significant customers discussed on page 13 of the Company's annual report on Form 20-F for the year ended December 31, 2010.  The Company chartered one of its vessels, the M/V Juneau, to SK Shipping Europe from the Company's acquisition of such vessel in 2007 to October 2009.  The revenues related to this charter for the applicable time periods described above were $17.8 million, or approximately 12% of total revenues, for 2008 and $13 million, or approximately 11% of total revenues, for 2009.  The Company advises the Staff that, other than as described in this paragraph, it has not entered into any charter or other arrangement with SK Shipping Europe and has earned no revenues from SK Shipping Europe during the fiscal year ended December 31, 2010 and the subsequent interim period through and including the date hereof.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

As mentioned above, the only contacts of the Company or its subsidiaries with Iran, Syria, Sudan or Cuba were indirect contacts, through unaffiliated charterers, involving three of its vessels, the M/V Austin, the M/V Helena and the M/V Pierre, which called on Iran once during December 2008, March 2011 and March 2010, respectively.  With respect to these voyages of the M/V Austin, the M/V Helena and the M/V Pierre, the Company earned net revenues $0.77 million, or approximately 0.65% of the total revenues for the fiscal year ended December 31, 2009 (which was the year when the majority of these revenues were included in the Company's financial statements), $2.3 million, or approximately 7% of the total revenues for the six months ended June 30, 2011, and $0.9 million, or approximately 0.8% of the total revenues for the fiscal year ended December 31, 2010, respectively.  There were no revenues, assets, or liabilities associated with the M/V Helena August 2008 call on Iran, which was on behalf of the charterer to take on bunkers.  The Company does not consider any of these amounts to be material either quantitatively or qualitatively.

The Company notes the Staff's comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran, Syria, Sudan and Cuba.

As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries. Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor's investment decision.  In addition, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that (i) its contact with Iran has been infrequent and relatively minor in scope and (ii) it is in compliance with applicable laws and regulations regarding sanctions and embargoes.

4.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

All of the Company's current time charter contracts, which cover all of the Company's vessels, contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United States and the United Nations.  In addition, the Company's time charter contracts for four of its vessels (the M/V Cohiba, the M/V Montecristo, the M/V Partgas and the M/V Robusto) each contain additional trade exclusions applicable to Syria, Cuba, Sudan and Iran.  The Company's time charter contracts for the M/V Helena and the M/V Topeka also contain additional trade exclusions applicable to Cuba and Syria, and Syria, Iran and Sudan, respectively.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq

Jennifer Hardy, Esq. Special Counsel Division of Corporate Finance Securities and Exchange Commission

Solon Dracoulis Chief Financial Officer and Treasurer OceanFreight Inc.

OceanFreight Inc.
80, Kifissias Avenue
GR-151 25  Amaroussion
Greece

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

September 12, 2011

The undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For and on behalf of OceanFreight Inc.

/s/ Solon Dracoulis
Solon Dracoulis
Chief Financial Officer and Treasurer

SK 25754 0002 1225745 v2